UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Boundless Bio, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

10170A100

(CUSIP Number)

April 2, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10170A100
1.	Names of Reporting Persons Nextech VI Oncology SCSp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,228,069 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,228,069 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,069 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Nextech VI Oncology SCSp (“Nextech VI LP”), Nextech VI GP S.à. r.l. (“Nextech VI GP”), Ian Charoub, (“Charoub”), Costas Constantinides (“Constantinides”) and Rocco Sgobbo (“Sgobbo” and, with Nextech VI LP, Nextech VI GP, Charoub and Constantinides, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 22,239,333 shares of Common Stock outstanding as of April 2, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated March 27, 2024 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 28, 2024.

CUSIP No. 10170A100
1.	Names of Reporting Persons Nextech VI GP S.à. r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,228,069 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,228,069 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,069 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 22,239,333 shares of Common Stock outstanding as of April 2, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated March 27, 2024 filed by the Issuer with the SEC on March 28, 2024.

CUSIP No. 10170A100
1.	Names of Reporting Persons Ian Charoub
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,228,069 shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,228,069 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,069 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 22,239,333 shares of Common Stock outstanding as of April 2, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated March 27, 2024 filed by the Issuer with the SEC on March 28, 2024.

CUSIP No. 10170A100
1.	Names of Reporting Persons Costas Constantinides
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,228,069 shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,228,069 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,069 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 22,239,333 shares of Common Stock outstanding as of April 2, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated March 27, 2024 filed by the Issuer with the SEC on March 28, 2024.

CUSIP No. 10170A100
1.	Names of Reporting Persons Rocco Sgobbo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,228,069 shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,228,069 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,069 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 22,239,333 shares of Common Stock outstanding as of April 2, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated March 27, 2024 filed by the Issuer with the SEC on March 28, 2024.

Item 1.

(a)	Name of Issuer Boundless Bio, Inc.
(b)	Address of Issuer’s Principal Executive Offices 9880 Campus Point Drive, Suite 120 San Diego, CA 92121

Item 2.

(a)	Name of Person Filing Nextech VI Oncology SCSp (“Nextech VI LP”) Nextech VI GP S.à. r.l. (“Nextech VI GP”) Ian Charoub (“Charoub”) Costas Constantinides (“Constantinides”) Rocco Sgobbo (“Sgobbo”)
(b)	Address of Principal Business Office or, if none, Residence 8 rue Lou Hemmer L-1748 Luxembourg-Findel Grand-Duché de Luxembourg

(c)	Citizenship
	Name	Citizenship or Place of Organization
	Nextech VI LP	Luxembourg
	Nextech VI GP	Luxembourg
	Charoub	Sweden
	Constantinides	Cyprus
	Sgobbo	Switzerland

	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 10170A100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of April 12, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Nextech VI LP (1)	1,228,069	1,228,069	0	1,228,069	0	1,228,069	5.5%
Nextech VI GP (1)	0	1,228,069	0	1,228,069	0	1,228,069	5.5%
Charoub (1)	0	0	1,228,069	0	1,228,069	1,228,069	5.5%
Constantinides (1)	0	0	1,228,069	0	1,228,069	1,228,069	5.5%
Sgobbo (1)	0	0	1,228,069	0	1,228,069	1,228,069	5.5%

(1)	The shares are held by Nextech VI LP. Nextech VI GP serves as the sole general partner of Nextech VI LP and has sole voting and investment control over the shares owned by Nextech VI LP and may be deemed to own beneficially the shares held by Nextech VII LP. Nextech VI GP owns no securities of the Issuer directly. Charoub, Constantinides and Sgobbo are members of the board of managers of Nextech VI GP and share voting and dispositive power over the shares held by Nextech VI LP, and may be deemed to own beneficially the shares held by Nextech VII LP. Charoub, Constantinides and Sgobbo own no securities of the Issuer directly.

(2)	This percentage is calculated based on 22,239,333 shares of Common Stock outstanding as of April 2, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated March 27, 2024 filed by the Issuer with the SEC on March 28, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024

Nextech VI Oncology SCSp

By:	Nextech VI GP S.à. r.l.
its	General Partner

By:	/s/ Ian Charoub
	Name:	Ian Charoub
	Title:	Manager

By:	/s/ Costas Constantinides
	Name:	Costas Constantinides
	Title:	Manager

Nextech VI GP S.à. r.l.

By:	/s/ Ian Charoub
	Name:	Ian Charoub
	Title:	Manager

By:	/s/ Costas Constantinides
	Name:	Costas Constantinides
	Title:	Manager

/s/ Ian Charoub
Ian Charoub

/s/ Costas Constantinides
Costas Constantinides

/s/ Rocco Sgobbo
Rocco Sgobbo

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Boundless Bio, Inc. is filed on behalf of each of us.

Dated: April 12, 2024

Nextech VI Oncology SCSp

By:	Nextech VI GP S.à. r.l.
its	General Partner

By:	/s/ Ian Charoub
	Name:	Ian Charoub
	Title:	Manager

By:	/s/ Costas Constantinides
	Name:	Costas Constantinides
	Title:	Manager

Nextech VI GP S.à. r.l.

By:	/s/ Ian Charoub
	Name:	Ian Charoub
	Title:	Manager

By:	/s/ Costas Constantinides
	Name:	Costas Constantinides
	Title:	Manager

/s/ Ian Charoub
Ian Charoub

/s/ Costas Constantinides
Costas Constantinides

/s/ Rocco Sgobbo
Rocco Sgobbo